Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Granada Ampliación

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. (Check One)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-182394).

“América Móvil to acquire Nextel operations in Brazil”

Mexico City, March 18, 2019. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX | AMOV], announced today that it has entered into an agreement to acquire from NII Holdings, Inc. and certain of its affiliates (“NII”) and AI Brazil Holdings B.V., 100% of Nextel Telecomunicações Ltda. (“Nextel Brazil”).

The completion of the acquisition is subject to certain customary closing conditions, including regulatory approval from Agência Nacional de Telecomunicações - Anatel and Conselho Administrativo de Defesa Econômica - CADE. The transaction is also subject to the approval at a stockholders meeting of NII shareholders holding a majority of the outstanding shares of NII.

The agreed purchase price for Nextel Brazil is US$905 million on a cash free / debt free basis.

Nextel Brazil provides nationwide mobile telecommunications services. With this transaction, Claro S.A. (“Claro”), AMX Brazilian subsidiary, will consolidate its position as one of the leading telecommunication service providers in Brazil, strengthening its mobile network capacity, spectrum portfolio, subscriber base, coverage and quality, particularly in the cities of São Paulo and Rio de Janeiro, the main markets in Brazil.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2019		AMÉRICA MÓVIL, S.A.B. DE C.V.
	By:	/S/ Alejandro Cantú Jiménez
	Name:	Alejandro Cantú Jiménez
	Title:	Attorney-in-fact

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